NOTICE OF ANNUAL GENERAL MEETING
Notice is hereby given that the annual general meeting of Harmony Gold Mining Company Limited
(the “Company”) will be held on Monday, 23 November 2015 at 11:00 (SA time) at the Hilton Hotel,
138 Rivonia Road, Sandton, Johannesburg, South Africa (see map on page 34), to conduct the business set out below and to consider and, if deemed fit, adopt, with or without modification, the ordinary and special resolutions set out in this notice.
In terms of section 59(1)(a) and (b) of the Companies Act 71 of 2008, as amended (the “Act”), the board of directors of the Company (the “Board”) has set the record date for the purpose of determining which shareholders are entitled to:
i)  receive the notice of the annual general meeting (being the date on which a shareholder must be registered in the Company’s securities register to receive the notice of the annual general meeting) as Friday, 16 October 2015; and
ii)  participate in and vote at the annual general meeting (being the date on which a shareholder must be registered in the Company’s securities register to participate in and vote at the annual general meeting) as Friday, 13 November 2015.
PRESENTATION OF ANNUAL FINANCIAL STATEMENTS
The audited consolidated and company annual financial statements, incorporating the reports of the auditors, the audit and risk committee and the directors for the year ended 30 June 2015 will be presented to the shareholders as required in terms of section 30(3)(d) of the Act.
Summarised consolidated financial statements are included in this document on pages 5 to 24.
The complete consolidated and company annual financial statements are available on Harmony’s website at
www.har.co.za/15/download/HAR-FR15.pdf
.
PRESENTATION OF GROUP SOCIAL AND ETHICS COMMITTEE REPORT
In accordance with regulation 43(5)(c) of the Act, the social and ethics committee’s report in the
FY15 integrated annual report (
www.har.co.za/14/about/sustainability-approach
) will be presented
to shareholders at the annual general meeting.
RESOLUTIONS FOR CONSIDERATION AND ADOPTION
1. Ordinary Resolution Number 1:
Re-election of director
“RESOLVED THAT Fikile De Buck, who retires by rotation at this annual general meeting in accordance with the Company’s memorandum of incorporation and who is eligible and available for re-election, be and is hereby re-elected as a director of the Company.” (See Fikile De Buck’s resumé below).

Lead independent non-executive director
FIKILE DE BUCK (55)
BA (Economics), FCCA
Fikile was appointed to the board on 30 March 2006. A chartered certified accountant, she was only the second person to obtain this qualification in Botswana. She was awarded the Stuart
Crystal Prize for Best Accounting Student at Birmingham Polytechnic (UK), now Birmingham
University, being the first black overseas student to be awarded this prize.
Fikile is a fellow of the Association of Chartered Certified Accountants United Kingdom. From
2000 to 2008, she worked in various capacities at the Council for Medical Schemes in South
Africa, including as chief financial officer and chief operations officer. Prior to that she worked in various capacities at the Botswana Development Corporation and was its first treasurer. She also served on various boards representing the corporation’s interests, and was the founding chairman of the Credit Guarantee Insurance Corporation of Africa Limited.
She has 23 years’ experience in financial reporting at executive level. Fikile is a director of D&D
Company Proprietary Limited and non-executive director and chairman of the audit committee as well as a member of various other committees of Atlatsa Resources Corporation. She was included in the coffee table book, “South Africa’s Most Inspirational Women” (2011). Fikile
mentors a number of young people, mostly women. She is also a member of Women In Mining
South Africa.
Chairman of the nomination committee and a member of the social and ethics committee, the remuneration committee and the audit and risk committee.
The percentage of voting rights required for ordinary resolution number 1 to be adopted: more than
50% (fifty percent) of the voting rights exercised on the resolution.
2. Ordinary Resolution Number 2:
Re-election of director
“RESOLVED THAT Modise Motloba, who retires by rotation at this annual general meeting in accordance with the Company’s memorandum of incorporation and who is eligible and available for re-election, be and is hereby re-elected as a director of the Company.” (See Modise Motloba’s resumé below).

Independent non-executive deputy chairman
MODISE MOTLOBA (49)
BSc, Diploma in Strategic Management
Modise was appointed to the board on 30 July 2004. He is the founder and chief executive officer of Quartile Capital Proprietary Limited, a black-owned, managed and controlled niche financial services and investment group with expertise in corporate finance, consulting, treasury services, investments and wealth.
Modise has more than 22 years’ working experience in the financial sector both in South
Africa and the United States and has operational expertise in treasury services, corporate finance, fund management and wealth management.
He has worked for local and global firms such as Rand Merchant Bank, Goldman Sachs,
African Merchant Bank, African Harvest Fund Managers and PwC. In addition to Harmony, he has served on the boards of Deutsche Bank Securities, Landbank, Landbank Insurance and
Rand Merchant Bank Structured Insurance. Modise has played organisational leadership roles for the South African Reserve Bank, the Financial Services Board, the Association of
Black Securities and Investment Professionals, Nafcoc-Johannesburg Chamber of
Commerce and Industries and the Black Business Council.
Chairman of the social and ethics committee and a member of the nomination committee and the audit and risk committee.
The percentage of voting rights required for ordinary resolution number 2 to be adopted: more than
50% (fifty percent) of the voting rights exercised on the resolution.
3. Ordinary Resolution Number 3:
Re-election of director
“RESOLVED THAT Patrice Motsepe, who retires by rotation at this annual general meeting in accordance with the Company’s memorandum of incorporation and who is eligible and available for re-election, be and is hereby re-elected as a director of the Company.” (See Patrice Motsepe’s resumé below).

Chairman
PATRICE MOTSEPE (53)
BA (Legal), LLB
Appointed to the board on 23 September 2003, Patrice became non-executive chairman during 2004. He was a partner at one of the largest law firms in South Africa, Bowman
Gilfillan Inc. He was a visiting attorney in the United States with the law firm, McGuire Woods
Battle and Boothe. In 1994 he founded Future Mining, which grew rapidly to become a successful contract mining company. He then formed ARMgold in 1997, which listed on the
Johannesburg Stock Exchange in 2002. ARMgold merged with Harmony in 2003 and this ultimately led to the takeover of Anglovaal Mining Limited.
In 2002 he was voted South Africa’s Business Leader of the Year by the chief executive officers of the top 100 companies in South Africa. In the same year, he was the winner of the
Ernst & Young Best Entrepreneur of the Year award. Patrice is a recipient of numerous other business and leadership awards, including:
•
World Economic Forum Global Leader of Tomorrow, 1999
•
Afrikaanse Handelsinstituut, MS Louw Award for Exceptional Business Achievement, 2003
•
Jewish Achievers Awards, Chivas Humanitarian Award, 2013
•
BRICS (Brazil, Russia, India, China, South Africa) Business Council, Outstanding
Leadership Award, 2014
He is the executive chairman of African Rainbow Minerals Limited and the deputy chairman of
Sanlam Life Insurance Limited. He is also a member of the International Business Council of the World Economic Forum, which is made up of 100 of the most highly respected and influential chief executives from all industries. He is a member of the JP Morgan International
Council.
His past business responsibilities include being the chairman of the BRICS Business Council for 2013 and president of Business Unity South Africa, the representative voice of organised business in South Africa, from January 2004 to May 2008. He is also president of Mamelodi
Sundowns Football Club.
Apart from being our non-independent non-executive chairman, he is also a member of the nomination committee.
The percentage of voting rights required for ordinary resolution number 3 to be adopted: more than
50% (fifty percent) of the voting rights exercised on the resolution.

4. Ordinary Resolution Number 4:
Re-election of director
“RESOLVED THAT Joaquim Chissano, who retires by rotation at this annual general meeting in accordance with the Company’s memorandum of incorporation and who is eligible and available for re-election, be and is hereby re-elected as a director of the Company.” (See Joaquim
Chissano’s resumé below).
Independent non-executive director
JOAQUIM CHISSANO (76)
PhD
Joaquim was appointed to the board on 20 April 2005. A former president of Mozambique
(1986-2004), he also served as chairman of the African Union for 2003/2004. On leaving the presidency, he established the Joaquim Chissano Foundation for Peace, Development and
Culture, and has led various international peace initiatives on behalf of the United Nations, the
African Union and the Southern African Development Community to Guinea-Bissau, the
Democratic Republic of the Congo, Uganda and Madagascar. In 2006 he was awarded the annual Chatham House prize for significant contributions to improving international relations and in 2007 he received the inaugural Mo Ibrahim Prize for Achievement in African Leadership.
Joaquim was appointed to the global development programme advisory panel of the Bill and
Melinda Gates Foundation in December 2009.
Member of the nomination committee and the social and ethics committee.
The percentage of voting rights required for ordinary resolution number 4 to be adopted: more than
50% (fifty percent) of the voting rights exercised on the resolution.
5. Ordinary Resolution Number 5:
Re-election of audit and risk committee member
“RESOLVED THAT John Wetton be and is hereby re-elected as a member of the Company’s audit and risk committee.” (See John Wetton’s resumé below).

Independent non-executive director
JOHN WETTON (66)
CA (SA), FCA
John was appointed to the board on 1 July 2011. He was with Ernst & Young from 1967 to
2010, mainly in corporate audit, but for his final 10 years he played a business development role across Africa. He led Ernst & Young’s mining group for a number of years and acted as senior partner for some of the firm’s major mining and construction clients. He was a member of Ernst & Young’s executive management committee and was, until retirement, a member of the Ernst & Young Africa governance board.
Chairman of the audit and risk committee and member of the social and ethics committee, remuneration committee and investment committee.
The percentage of voting rights required for ordinary resolution number 5 to be adopted: more than
50% (fifty percent) of the voting rights exercised on the resolution.
6. Ordinary Resolution Number 6:
Re-election of audit and risk committee member
“RESOLVED THAT, subject to the passing of ordinary resolution number 1, Fikile De Buck be and is hereby re-elected as a member of the Company’s audit and risk committee.” (See Fikile De
Buck’s resumé under ordinary resolution number 1).
The percentage of voting rights required for ordinary resolution number 6 to be adopted: more than
50% (fifty percent) of the voting rights exercised on the resolution.
7. Ordinary Resolution Number 7:
Re-election of audit and risk committee member
“RESOLVED THAT Simo Lushaba be and is hereby re-elected as a member of the Company’s audit and risk committee.” (See Simo Lushaba’s resumé below).

Independent non-executive director
DR SIMO LUSHABA (49)
BSc (Hons), MBA , DBA , CD (SA)
Simo joined the board on 18 October 2002. He previously held senior management positions at
Spoornet (Rail and Terminal Services division), was vice president of Lonmin Plc and chief executive of Rand Water. He is a non-executive director on the board of Cashbuild Limited and facilitates programmes on corporate governance for the Institute of Directors (South Africa), of which he is a member. He was also appointed as an administrator of the South African Post
Office to develop the strategic turnaround plan following the resignation of its board.
Chairman of the investment committee and member of the audit and risk committee and the remuneration committee.
The percentage of voting rights required for ordinary resolution number 7 to be adopted: more than
50% (fifty percent) of the voting rights exercised on the resolution.
8. Ordinary Resolution Number 8:
Re-election of audit and risk committee member
“RESOLVED THAT, subject to the passing of ordinary resolution number 2, Modise Motloba be and is hereby re-elected as a member of the Company’s audit and risk committee.” (See Modise
Motloba’s resumé under ordinary resolution number 2).
The percentage of voting rights required for ordinary resolution number 8 to be adopted: more than
50% (fifty percent) of the voting rights exercised on the resolution.
9. Ordinary Resolution Number 9:
Re-election of audit and risk committee member
“RESOLVED THAT Karabo Nondumo be and is hereby re-elected as a member of the Company’s audit and risk committee.” (See Karabo Nondumo’s resumé below).

Independent non-executive director
KARABO NONDUMO (37)
BAcc, HDip (Acc), CA (SA)
Karabo was appointed to the board on 3 May 2013. She is an executive director of KMTech
Proprietary Limited – a provider of integrated information and communications technology solutions to enterprises. She has held various roles at Vodacom Group Limited including that of executive head of Vodacom business as well as of Vodacom’s mergers and acquisitions. She was inaugural chief executive officer of AWCA Investment Holdings Limited and former head of global markets operations at Rand Refinery Proprietary Limited. She was an associate and executive assistant to the former executive chairman at Shanduka Group. She was seconded to Shanduka Coal, where she was a shareholder representative, and also served on various boards representing Shanduka’s interests. She is a qualified chartered accountant, a member of the South African Institute of Chartered Accountants and of African Women Chartered
Accountants. She is an independent non-executive director of Merafe Resources Limited,
Richards Bay Coal Terminal Proprietary Limited, MTN Group Limited’s operating companies in
Swaziland, Zambia and Sudan. She is on the advisory board of Senatla Capital.
Member of the audit and risk committee and of the technical committee.
The percentage of voting rights required for ordinary resolution number 9 to be adopted: more than
50% (fifty percent) of the voting rights exercised on the resolution.
10. Ordinary Resolution Number 10:
Reappointment of external auditors
“RESOLVED THAT PricewaterhouseCoopers Incorporated be and is hereby reappointed as the external auditor of the Company to hold office until conclusion of the next annual general meeting.”
The percentage of voting rights required for ordinary resolution number 10 to be adopted: more than 50% (fifty percent) of the voting rights exercised on the resolution.
11. Ordinary Resolution Number 11:
Approval of remuneration policy
“RESOLVED, as a non-binding advisory vote, that the remuneration policy of the Company, as set out in the integrated annual report (www.harmony.co.za/investors/reporting/annual-reports), be and is hereby approved.”
As this matter is non-binding, no minimum voting threshold is needed.

12. Ordinary Resolution Number 12:
General authority to issue shares for cash
“RESOLVED THAT the directors of the Company be and are hereby authorised to issue equity securities (including the grant or issue of options or convertible securities that are convertible into an existing class of equity securities) for cash (or the extinction of a liability, obligation or commitment, restraint or settlement of expenses) on such terms and conditions as the directors may from time to time in their sole discretion deem fit subject to the Act, the Listings Requirements
(“JSE Listings Requirements”) of the securities exchange licensed to and operated by the JSE
Limited (“JSE”), and the following:
a) the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;
b) the equity securities must be issued to public shareholders, as defined in the JSE Listings
Requirements, and not to related parties;
c) securities which are the subject of general issues for cash in the aggregate in any one financial year may not exceed 5% of the Company’s listed equity securities as at the date of this notice of annual general meeting. Therefore, the number of shares available for the issue of shares for cash will be limited to 21 809 357 shares;
d) this authority shall be valid until the Company’s next annual general meeting or from 15 (fifteen)
months from the date on which this resolution is passed, whichever period is shorter, subject to the requirements of the JSE and any other restrictions set out in this authority;
e) the calculation of the Company’s listed equity securities must be a factual assessment of the
Company’s listed equity securities as at the date of this notice of annual general meeting, excluding treasury shares;
f) any equity securities issued during the period contemplated in (d) shall be deducted from the number set out in (c);
g) in the event of sub-division or consolidation of issued equity securities during the period contemplated in (d), the authority will be adjusted accordingly to represent the same allocation ratio; and
h) the maximum discount at which equity securities may be issued is 10% (ten percent) of the weighted average traded price of such equity securities measured over the 30 business days prior to the date that the price of the issue is agreed between the Company and the party subscribing for the securities. The JSE will be consulted for a ruling if the Company’s securities have not traded in such 30 business day period.”
In terms of the JSE Listings Requirements, the passing of ordinary resolution number 12 requires the approval of a 75% (seventy five percent) majority of the votes cast by shareholders present or represented by proxy at this annual general meeting.

13. Ordinary Resolution Number 13:
Amendments to the Share Plan
“RESOLVED THAT the Harmony Gold Mining Company Limited 2006 Share Plan (2015 Amended
Version) (“Share Plan”), a copy of which has been labelled for identification purposes and tabled at the annual general meeting, be and is hereby approved.”
Copies of the Share Plan and full details of the proposed amendments to the Share Plan will be available for inspection during normal business hours at (i) the registered office of the Company from the date of issue of the FY15 integrated annual report of which this notice of annual general meeting forms part and (ii) on Harmony’s report website at www.har.co.za/15/.
The percentage of voting rights required for ordinary resolution number 13 to be adopted: at least
75% (seventy five percent) of the voting rights exercised on this resolution, excluding voting rights attaching to securities owned or controlled by persons who are existing participants in the Share
Plan which have been acquired in terms of the Share Plan as well as the securities held for purposes of the Share Plan.”
14. Special Resolution Number 1:
Non-executive directors’ remuneration
“RESOLVED, as a special resolution in terms of section 66(9) of the Act, that the Company be and is hereby authorised to pay the following annual remuneration to its non-executive directors for their services as directors for a period of two years from the date of this annual general meeting or until the non-executive directors’ remuneration is amended by way of special resolution of the shareholders, whichever comes first:
The percentage of voting rights required for special resolution number 1 to be adopted: at least
75% (seventy-five percent) of the voting rights exercised on the resolution.
15. Special Resolution Number 2:
Financial assistance to related and inter-related companies
“RESOLVED, as a special resolution in terms of section 45 of the Act, that the shareholders of the
Company hereby approve of the Company providing, at any time and from time to time during the
Directors' Remuneration
Per board
meeting
attendance fee*
Chairman
Deputy
Chair
LID**
Member
Member
Chairman  Member  Chairman  Member  Chairman  Member  Chairman  Member  Chairman  Member
Current
933
396
300
202
10
222
111
176
88
176
88
176
88
176
88
Proposed
933
416
315
212
11
233
117
185
93
185
93
185
93
185
93
*     Only payable for board meetings attended
**    Lead Independent Director
Ad hoc fees:
R11 000 per ad hoc meeting/attendance to company business per day
Remuneration
Nomination /
Investment
Technical
Board
Annual Retainer
Audit and risk
Social & Ethics

period of two years commencing on the date of this special resolution number 2, any direct or indirect financial assistance as contemplated in section 45 of the Act to any one or more related or inter-related companies or corporations of the Company and/or to any one or more juristic persons who are members of, or are related to, any such related or inter-related company or corporation, provided that –
a) i) the recipient or recipients of such financial assistance, and (ii) the form, nature and extent of such financial assistance, and iii) the terms and conditions under which such financial assistance is provided, are determined by the Board from time to time;
b) the Board may not authorise the Company to provide any financial assistance pursuant to this special resolution number 2 unless the Board meets all those requirements of section 45 of the
Act which it is required to meet in order to authorise the Company to provide such financial assistance; and
c) such financial assistance to a recipient thereof is, in the opinion of the Board, required for the purpose of (i) meeting all or any of such recipient’s operating expenses (including capital expenditure), and/or (ii) funding the growth, expansion, reorganisation or restructuring of the businesses or operations of such recipient, and/or (iii) funding such recipient for any other purpose which in the opinion of the Board is directly or indirectly in the interests of the
Company.
The percentage of voting rights required for special resolution number 2 to be adopted: at least
75% (seventy five percent) of the voting rights exercised on the resolution.
Notice in terms of section 45(5) of the Act
Notice is hereby given to shareholders of the Company in terms of section 45(5) of the Act of a resolution adopted by the Board authorising the Company to provide such direct or indirect financial assistance as specified in special resolution number 2 above -
a) by the time that this notice of annual general meeting is delivered to shareholders of the
Company, the Board will have adopted a resolution (“Section 45 Board Resolution”) authorising the Company to provide, at any time and from time to time during the period of two years commencing on the date on which special resolution number 2 is adopted, any direct or indirect financial assistance as contemplated in section 45 of the Act to any 1 (one) or more related or inter-related companies or corporations of the Company and/or to any one or more juristic persons who are members of, or are related to, any such related or inter-related company or corporation;
b) the Section 45 Board Resolution will be effective only if and to the extent that special resolution
2 is adopted by the shareholders of the Company, and the provision of any such direct or indirect financial assistance by the Company, pursuant to such resolution, will always be subject to the Board being satisfied that (i) immediately after providing such financial assistance, the
Company will satisfy the solvency and liquidity test as referred to in section 45(3)(b)(i) of the

Act, and that (ii) the terms under which such financial assistance is to be given are fair and reasonable to the Company as referred to in section 45(3)(b)(ii) of the Act; and
c) in as much as the Section 45 Board Resolution contemplates that such financial assistance will in the aggregate exceed one-tenth of one percent of the Company’s net worth at the date of adoption of such resolution, the Company hereby provides notice of the Section 45 Board
Resolution to shareholders of the Company. Such notice will also be provided to any trade union representing any employees of the Company.
ELECTRONIC PARTICIPATION
Should any shareholder of the Company wish to participate in the annual general meeting by way of electronic participation, that shareholder is obliged to apply in writing (including details on how the shareholder or its representative can be contacted) to the transfer secretaries at the address set out below at least 5 (five) business days prior to the annual general meeting. Shareholders who wish to participate in the meeting by dialing in must note that they will not be able to vote electronically. Should such shareholders wish to have their votes counted at the meeting, they are welcome to cast their votes via representation at the meeting either by proxy or by letter of representation, as provided for in this notice of annual general meeting. The costs of accessing any means of electronic participation provided by the Company will be borne by the shareholder.
The Company cannot be held liable for any loss, damage, penalty or claim arising in any way from using the telecommunication facility whether or not as a result of any act or omission on the part of the Company or anyone else.
IDENTIFICATION, PROXIES AND VOTING
Shareholders are reminded that:
•
a shareholder eligible to attend and vote at the annual general meeting is entitled to appoint a proxy (or proxies) to attend, participate in and vote at the meeting in place of the shareholder.
Shareholders are referred to the proxy form attached to this notice in this regard;
•
a proxy need not also be a shareholder of the Company; and
•
in terms of section 63(1) of the Act, any person attending or participating in a general meeting of shareholders must present reasonably satisfactory identification and the person presiding at the general meeting must be reasonably satisfied that the right of any person to participate in and vote
(whether as shareholder or proxy for a shareholder) has been reasonably verified.
All beneficial owners whose shares have been dematerialised through a central securities depository participant (CSDP) or broker other than with ‘own name’ registration, must provide the
CSDP or broker with their voting instructions in terms of their custody agreement should they wish to vote at the annual general meeting. Alternatively, they may request the CSDP or broker to provide them with a letter of representation, in terms of their custody agreements, should they wish to attend the annual general meeting.

Unless you advise your CSDP or broker, in terms of your agreement, by the cut-off time stipulated therein, that you wish to attend the annual general meeting or send a proxy to represent you, your
CSDP or broker may assume that you do not wish to attend the annual general meeting or send a proxy.
Forms of proxy (enclosed) must be dated and signed by the shareholder appointing a proxy and must be received at the offices of the transfer secretaries, Link Market Services South Africa
Proprietary Limited by no later than 11:00 (SA time) on Thursday, 19 November 2015.
In compliance with section 58(8)(b)(i) of the Act, a summary of the rights of a shareholder to be represented by proxy is set out immediately below:
•
An ordinary shareholder entitled to attend and vote at the annual general meeting may appoint any individual (or individuals) as a proxy/ies to attend, participate in and vote at the annual general meeting in place of the shareholder. A proxy need not be a shareholder of the Company.
•
A proxy appointment must be in writing, dated and signed by the shareholder appointing a proxy and, subject to the rights of a shareholder to revoke such appointment (as set out below), remains valid only until the end of the annual general meeting.
•
A proxy may delegate its authority to act on behalf of a shareholder to another person, subject to any restrictions set out in the instrument appointing the proxy.
•
The appointment of a proxy is suspended at any time and to the extent that the shareholder who appointed such proxy chooses to act directly and in person in exercising any rights as a shareholder.
•
The appointment of a proxy is revocable by the shareholder cancelling this in writing, or making a later inconsistent appointment of a proxy, and delivering a copy of the revocation instrument to the proxy and to the Company. The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy’s authority to act on behalf of the shareholder as of the later of (a)
the date stated in the revocation instrument, if any; and (b) the date on which the revocation instrument is delivered to the Company as required in the first sentence of this paragraph.
•
If the instrument appointing the proxy or proxies has been delivered to the Company, as long as that appointment remains in effect, any notice required by the Act or the Company’s memorandum of incorporation to be delivered by the Company to the shareholder, must be delivered by the
Company to (a) the shareholder, or (b) the proxy or proxies, if the shareholder has (i) directed the
Company to do so in writing; and (ii) paid any reasonable fee charged by the Company for doing
so.
•
Attention is also drawn to the notes to the form of proxy.
•
Completing a form of proxy does not preclude any shareholder from attending the annual general meeting.

By order of the Board
Harmony Gold Mining Company Limited
R Bisschoff
Company secretary
Randfontein
23 October 2015
ANNUAL GENERAL MEETING – EXPLANATORY NOTES
Presentation of annual financial statements
At the annual general meeting, the directors must present the annual financial statements for the year ended 30 June 2015 to shareholders as required in terms of section 30(3)(d) of the Act, together with the reports of the directors, audit and risk committee and the auditors. These are included in the integrated annual report.
Presentation of group social and ethics committee report
At the annual general meeting, the social and ethics committee must report, through one of its members, on matters within its mandate as required in terms of Regulation 43(5)(c) of the Act.
Ordinary resolutions 1 to 4: Re-election of directors
In accordance with the Company’s memorandum of incorporation, one-third of directors are required to retire at each annual general meeting and may offer themselves for re-election.
The following directors are eligible and available for re-election:
•
Fikile De Buck
•
Modise Motloba
•
Patrice Motsepe
•
Joaquim Chissano
See their resumés on pages 25 to 27 of this report.
Ordinary resolutions 5 to 9: election of audit and risk committee
In terms of section 94(2) of the Act, a public company must at each annual general meeting elect an audit committee comprising of at least three members who are directors and who meet the criteria of section 94(4) of the Act. Regulation 42 to the Act specifies that one third of the members of the audit committee must have appropriate academic qualifications or experience in the areas as listed in the regulation.
The Board is satisfied that the proposed members of the audit and risk committee meet all relevant requirements.
Ordinary resolution 10: reappointment of external auditors
PricewaterhouseCoopers Incorporated has indicated its willingness to continue in office and ordinary resolution 10 proposes the reappointment of that firm as the Company’s auditors. Section
90(3) of the Act requires the designated auditor to meet the criteria as set out in section 90(2) of the Act.
The Board is satisfied that both PricewaterhouseCoopers Incorporated and the designated audit partner meet all relevant requirements.
Ordinary resolution 11: remuneration policy
The King Report on Corporate Governance for South Africa, 2009 (King III) recommends that the remuneration policy of the Company be submitted to shareholders for consideration and for an advisory, non-binding vote to give shareholders an opportunity to indicate their support for or opposition to the material provisions of the remuneration strategy.
Ordinary resolution number 12: general authority to issue shares for cash
Ordinary resolution number 12 seeks to give the directors authority to issue the Company’s listed securities for cash (or the extinction of a liability, obligation or commitment, restraint, or settlement of expenses) as permitted by the Act, the Company’s memorandum of incorporation and the JSE
Listings Requirements.
The Board confirms that there is no specific intention to use this authority.
Ordinary resolution number 13: amendments to the share plan
The JSE approved certain minor administrative changes being made to the Harmony Gold Mining
Company Limited 2006 share plan (2010 Amended Version) (“Share Plan”), which changes did not constitute ‘JSE Listing Requirements schedule 14 changes’ requiring shareholder approval. These changes related to aligning and updating the terminology used therein with the Act and to provide for the appointment of a compliance officer to be in terms of the Act as amended from time to time.
The Share Plan incorporates these minor administrative changes (indicated in mark-up on the website) for shareholders’ information.
It is proposed that the Share Plan be further amended to make certain amendments in relation to the treatment of retiring participants who are executive managers of the group in respect of all future grants, allocations and awards under the Share Plan. The proposed amendments are to provide that retirement does not accelerate the relevant vesting periods in respect of scheme shares or share options. In this regard, in addition to certain consequential amendments, the following amendments were made to the Share Plan –
1. the insertion of a definition of “Executive Manager” being “a Participant who is an executive manager within the Group as at his/her Retirement Date”;
2. the insertion of a definition of “Retired Executive Manager” being “an Executive Manager who retired in accordance with clauses 13.2, 18.2 and/or 24.2”;
3. the insertion of a new clause 13.2 as follows –
“13.2 Notwithstanding clauses 13.1 or 14, in the case of an Executive Manager whose acceptance date of any Award was on or after 23 November 2015, the Executive
Manager’s rights in terms of clause 13.1 will not be affected by reason of his retirement upon reaching the Retirement Date and he shall continue to have all of the rights and be subject to all of the obligations of a Participant in terms of the Plan, save that he shall not be entitled to receive any further Awards. Consequently, the Performance Shares available to be settled to him under an Award made on or after 23 November 2015, shall be settled to him on the normal Vesting Date despite that the Executive Manager ceases to be employed by the Group”.
4. the insertion of a new clause 18.2 as follows –
“18.2 Notwithstanding clauses 18.1 or 19, in the case of an Executive Manager whose acceptance date of any Allocation was on or after 23 November 2015, the Executive
Manager’s rights in terms of clause 18.1 will not be affected by reason of his retirement upon reaching the Retirement Date and he shall continue to have all of the rights and be subject to all of the obligations of a Participant in terms of the Plan, save that he shall not be entitled to receive any further Allocations. Consequently, the Share Appreciation Rights
available to be settled to him under an Allocation made on or after 23 November 2015, shall be settled to him on the normal Vesting Date despite that the Executive Manager ceases to be employed by the Group.”
5. the insertion of a new clause 24.2 as follows –
“24.2 Notwithstanding clause 24.1, in the case of an Executive Manager whose acceptance date of any Grant was on or after 23 November 2015, the Executive Manager’s rights in terms of clause 24.1 will not be affected by reason of his retirement upon reaching the Retirement
Date and he shall continue to have all of the rights, and be subject to all of the obligations of a
Participant in terms of the Plan, save that he shall not be entitled to receive any further
Grants. Consequently, the Restricted Shares available to be settled to him under a Grant made on or after 23 November 2015, shall be settled to him on the normal Vesting Date despite that the Executive Manager ceases to be employed by the Group.”
Special resolution 1: non-executive directors’ remuneration
In terms of section 66(8) and section 66(9) of the Act, companies may pay remuneration to directors for their services as directors unless otherwise provided by the memorandum of incorporation and on approval of shareholders by way of a special resolution. Executive directors are not specifically remunerated for their services as directors but as employees of the Company and, as such, the resolution as included in this notice requests approval only for the remuneration paid to non-executive directors for their service as directors of the Company. The proposed fees are recommended for approval for a period of 2 (two) years from the date of this annual general meeting or until such time as the non-executive directors’ remuneration is amended by way of special resolution of shareholders, whichever comes first.
Special resolution number 2: financial assistance to related and inter-related companies
Section 45(2) of the Act authorises the Board to provide direct or indirect financial assistance to a related or inter-related company and/or to any one or more juristic persons who are members of, or are related to, any such related or inter-related company or corporation, subject to subsections (3)
and (4) of section 45 of the Act and unless otherwise provided in the Company’s memorandum of incorporation.
In terms of section 45(3) of the Act, a special resolution of shareholders is required in this instance.
The main purpose of this special resolution is to approve the granting of such financial assistance.
General
Shareholders and proxies attending the annual general meeting are reminded that section 63(1) of the Act requires that reasonably satisfactory identification be presented for such shareholder or proxy to be allowed to attend or participate in the meeting.
DIRECTIONS TO
ANNUAL GENERAL MEETING
Annual General Meeting venue:
Hilton Sandton
GPS Coordinates:
-26.101516

28.059487
138 Rivonia Road, Sandton, 2146
Tel: +27 (0) 11 322 1888
DIRECTIONS
From OR Tambo International
•
Take the R24 JOHANNESBURG highway
•
Take the NI2/N3 NORTH highway
•
Take the MARLBORO ROAD turn off
•
At the traffic light, turn left and carry on until you see a “Shell” petrol/gas station on your left
•
Turn right into SOUTH ROAD and carry on this road until you reach a T-junction (which will bring you to RIVONIA ROAD)
•
Turn left into RIVONIA ROAD
•
You will pass the Southern Sun Grayston Hotel on your left, followed by an apartment block
•
HILTON SANDTON is directly after these two buildings, also on your left
From Pretoria
•
Take the N1 to Johannesburg, then the M1
•
Take the GRAYSTON offramp, turn right into GRAYSTON DRIVE
•
Turn left into RIVONIA ROAD (McDonalds on your right)
•
You will pass the Southern Sun Grayston Hotel on your left, followed by an apartment block
•
HILTON SANDTON is directly after these two buildings, also on your left

FORM OF PROXY
To be completed by certificated shareholders and dematerialised shareholders with ‘own name’
registration only
For completion by registered members of Harmony who are unable to attend the annual general meeting of the Company to be held at the Hilton Hotel, 138 Rivonia Road, Sandton, Johannesburg,
South Africa (see map on inside back cover), on Monday, 23 November 2015 at 11:00 (SA time) or at any adjournment thereof.
I/We (please print names in full)
of (address)
being the holder/s of shares in the company, do hereby appoint:
1 or, failing him/her
2 or, failing him/her
the chairman of the annual general meeting, as my/our proxy to attend, speak and, on a poll or ballot, vote on my/our behalf at this annual general meeting of members or at any adjournment, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:
1.
FOR
AGAINST
ABSTAIN
Ordinary resolution 1: To re-elect Fikile De Buck as a director
2. Ordinary resolution 2: To re-elect Modise Motloba as a director
3. Ordinary resolution 3: To re-elect Patrice Motsepe as a director
4. Ordinary resolution 4: To re-elect Joaquim Chissano as a
director
5. Ordinary resolution 5: To re-elect John Wetton as a member of the audit and risk committee
6. Ordinary resolution 6: To re-elect Fikile De Buck as a member of the audit and risk committee

7. Ordinary resolution 7: To re-elect Simo Lushaba as a member of the audit and risk committee
8. Ordinary resolution 8: To re-elect Modise Motloba as a member of the audit and risk committee
9. Ordinary resolution 9: To re-elect Karabo Nondumo as a
member of the audit and risk committee
10. Ordinary resolution 10: To reappoint the external auditors
11. Ordinary resolution 11: To approve the remuneration policy
12. Ordinary resolution 12: General authority to issue shares for cash
13. Ordinary resolution 13: Amendments to the share plan
14. Special resolution 1: To approve non-executive directors’
remuneration
15. Special resolution 2: Financial assistance to related and inter-
related companies
Please indicate with an ‘X’ in the appropriate spaces above how you wish your vote to be cast. If no indication is given, the proxy may vote or abstain as he/she sees fit.
Signed at this day of
2015
Signature
Assisted by me, where applicable (name and
signature)
Completed forms of proxy must be lodged with Link Market Services South Africa Proprietary
Limited by no later than 11:00 on Thursday, 19 November 2015.
Please read the notes and instructions on the reverse side.

NOTES
1.    A form of proxy is only to be completed by those ordinary shareholders who are:
•  registered holders of ordinary shares in certificated form; or
•  holders of dematerialised shares of the Company in their own name.
2.    If you have already dematerialised your ordinary shares through a central securities depository participant (CSDP) or broker and wish to attend the annual general meeting, you must request your CSDP or broker to provide you with a letter of representation or instruct your CSDP or broker to vote by proxy on your behalf in terms of the agreement entered into between yourself and your CSDP or broker.
3.    A member may insert the name of a proxy or the names of two alternative proxies of the member’s choice in the space provided. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act to the exclusion of those whose names follow.
4.    On a show of hands, a member of the Company present in person or by proxy will have one
(1) vote irrespective of the number of shares he/she holds or represents, provided that a proxy will, irrespective of the number of members he/she represents, have only one (1) vote. On a poll, a member who is present or represented by proxy will be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by him/her bears to the aggregate amount of the nominal value of all the shares issued by the Company.
5.    A member’s instructions to the proxy must be indicated by inserting the relevant numbers of votes exercisable by the member in the appropriate box. Failure to comply will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the member’s votes exercisable. A member or the proxy is not obliged to use all the votes exercisable by the member or by the proxy, but the total of votes cast and in respect of which abstention is recorded may not exceed the total of votes exercisable by the member or by the proxy.
6.    Forms of proxy (enclosed) must be dated and signed by the shareholder appointing a proxy and must be received at the offices of the transfer secretaries, Link Market Services South
Africa Proprietary Limited, 13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein,
Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000, fax number: +27 86 674 2450, email: meetfax@linkmarketservices.co.za) by no later than 11:00 (SA time) on Thursday, 19
November 2015.
7.    Completing and lodging this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof.
8.    Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity or other legal capacity must be attached to this form of proxy, unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.
9.    The completion of blank spaces overleaf need not be initialled. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
10.   Despite the aforegoing, the chairman of the annual general meeting may waive any formalities that would otherwise be a prerequisite for a valid proxy.
11.   If any shares are jointly held, all joint members must sign this form of proxy. If more than one of those members is present at the annual general meeting either in person or by proxy, the person whose name appears first in the register will be entitled to vote.